CONSULTING AGREEMENT

This agreement is entered by and between EPIC Corporation, a Colorado corporation, herein called "Company", and Tensleep Financial Corporation, a Colorado corporation, herein called "Consultant".

CONSIDERATION

In consideration of the mutual promises of the parties hereto and the terms and conditions here after set forth, **IT IS AGREED**:

TERMS AND CONDITIONS

1.   Engagement. The Company engages Consultant to provide it with financial, business and corporate development services. The consultant accepts and agrees to the engagement.   The Consultant's representatives will perform those duties, and will also additionally render such other business and corporate development services and other unrelated services and duties as may be assigned to it from time to time by Company.

2.   Best Efforts.   Consultant agrees that its representatives will always faithfully, industriously, and to the best of their representatives ability, experience, and talents, perform all of the duties that may be required of and from them pursuant to the express and implicit terms hereof, to the reasonable satisfaction of Company. Such duties will be rendered at such place or places as Company will in good faith require or as the interest, needs, business, or opportunity of Company will require.

3.   Term and Compensation. The term of this agreement will be for a term of one year to commence on the date of this agreement and end on September 30 , 2010. The Company agrees to pay the Consultant a total of $100,000 payable in cash on September 30, 2010.

4.   **Arbitration of Disputes**.   Any controversy arising from this agreement or its breach shall be determined by three arbitrators appointed as set out below:

(a)   Within thirty (30) days after a notice by either party to the other requesting arbitration and stating the basis of the party's claim, one arbitrator shall be appointed by each party. Each party shall give notice of the appointment to the other when made.

(b)   The two arbitrators shall immediately choose a third arbitrator to act with them.

The arbitration shall be conducted under rules and regulations of the American Arbitration Society.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement this 1 day of

October, 2009, at Newport Beach, California.

Company: TENSLEEP FINANCIAL CORPORATION.

By:_____
          Ronald S. Tucker, President

CONSULTANT: EPIC CORPORATION

By: _____
          Ronald S. Tucker, President